Management's Discussion and Analysis

For the year ended December 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated March 10, 2010, should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the year ended December 31, 2009. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. Certain comparative figures have been reclassified to conform to the current year’s presentation.

This document contains forward-looking information, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects.

Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy (now Trilogy Energy Corp.) and MGM Energy in its portfolio of strategic investments.

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:     i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

•

The Kaybob COU, which includes properties in West Central Alberta;

•

The Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

•

The Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

The Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Paramount Drilling U.S. L.L.C. ("Paramount Drilling") and Fox Drilling Inc. ("Fox Drilling") are included in Strategic Investments.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. │ 2009 Management’s Discussion and Analysis

All amounts in this document are presented in millions of Canadian dollars unless otherwise noted.

HIGHLIGHTS

Year ended December 31	2009	2008	2007

FINANCIAL
Petroleum and natural gas sales	161.7	318.1	283.4
Funds flow from operations	60.3	179.6	100.5
per share - diluted ($/share)	0.90	2.65	1.42
Net (loss) earnings	(97.9)	(116.6)	416.2
per share - basic ($/share)	(1.46)	(1.72)	5.94
per share - diluted ($/share)	(1.46)	(1.72)	5.89
Exploration and development expenditures	93.4	170.8	266.8
Total assets	1,102.0	1,144.6	1,312.5
Long-term debt	93.7	109.5	134.6
Net debt	50.9	97.5	(15.5)

OPERATIONAL
Sales volumes
Natural gas (MMcf/d)	51.8	61.0	78.8
Oil and NGLs (Bbl/d)	3,580	3,594	3,536
Total (Boe/d)	12,207	13,764	16,669

Net wells drilled	21	38	108

FUNDS FLOW FROM OPERATIONS PER BOE ($/Boe)
Petroleum and natural gas sales	36.29	63.14	46.59
Royalties	(4.64)	(9.49)	(6.66)
Operating expense and production tax	(12.72)	(14.31)	(14.06)
Transportation	(3.11)	(3.12)	(2.61)
Netback	15.82	36.22	23.26
Hedging settlements	2.89	3.45	1.98
Netback including hedging settlements	18.71	39.67	25.24
General and administrative	(3.86)	(5.15)	(5.49)
Interest	(2.52)	(1.97)	(5.28)
Distributions from investments	3.37	4.28	2.68
Asset retirement obligation expenditures	(0.91)	(1.67)	(1.14)
Other	(1.26)	0.48	0.51
	13.53	35.64	16.52

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

2009 Overview

Principal Properties

▪

Petroleum and natural gas sales declined by $156.4 million, of which $126.0 million was due to lower  prices and $30.4 million was due to lower sales volumes.

▪

Netback before settlements of financial commodity contracts decreased by $112.0 million to $70.5 million in 2009 due to lower revenues, partially offset by lower royalties and operating expenses.

▪

Operating expenses decreased by 21 percent to $56.7 million in 2009. Operating expenses per Boe decreased 11 percent to $12.72 in 2009 from $14.31 in 2008.

▪

The Kaybob COU drilled 13 (5.7 net) wells and tied in 16 (8.6 net) wells in 2009. New wells were drilled on existing locations in Smoky and Resthaven, which reduced drilling and completion costs.

▪

The Grande Prairie COU drilled six (5.1 net) wells in 2009. Drilling activity focused on the deep gas project at Karr-Gold Creek, where two new Montney wells were brought on production and a Nikanassin well was recompleted.

▪

The Northern COU drilled and tied in three (3.0 net) wells in 2009. The Company also received Crown land use permits to carry out its planned eight (7.3 net) well drilling program for 2010.

▪

The Southern COU completed a Bakken well in the third quarter of 2009 that was drilled in 2008. Although Paramount’s drilling program has not met expectations, recent drilling and completion results of other operators in the region have been positive, and Paramount is assessing the impact of this on future plans for the Company’s North Dakota lands.

Strategic Investments

▪

The Company completed a $30.4 million drilling rig financing and the proceeds were used to reduce the credit facility balance.

▪

Paramount moved two drilling rigs to Alberta from North Dakota, which are being used in the Grande Prairie and Kaybob COU’s drilling programs.

▪

Paramount invested $5.0 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

▪

The Company drilled seven additional oil sands evaluation wells at Hoole for $2.0 million and commenced a $10 million drilling and evaluation program for 2010.

Corporate

▪

Paramount closed a public offering and private placements of an aggregate of 6,000,000 Common Shares for gross proceeds of $93.8 million.

▪

Corporate general and administrative costs decreased 35 percent to $14.7 million from $22.6 million in 2008.

▪

The Company purchased 615,600 Common Shares for $4.2 million at an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid (“NCIB”).

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Net Earnings (Loss)

Year ended December 31	2009	2008	2007
Principal Properties	(106.9)	33.6	(290.2)
Strategic Investments	(18.0)	(96.4)	779.2
Corporate	(27.6)	(39.1)	(29.6)
Taxes	54.6	(14.7)	(43.2)
Net Earnings (Loss)	(97.9)	(116.6)	416.2

▪

Paramount’s net loss in 2009 of $97.9 million compared to a net loss of $116.6 million in the prior year. The current year loss included the impacts of lower commodity prices and lower production, dry hole charges of $24.3 million, a $14.9 million write-down of petroleum and natural gas properties and $54.6 million of tax expense. The 2008 net loss included $96.9 million of Strategic Investment write-downs and $50.7 million of property and goodwill write-downs.

▪

Paramount’s net loss of $116.6 million in 2008 compared to net earnings of $416.2 million in 2007. Earnings for 2007 included $799.4 million of Strategic Investment disposition gains partially offset by $273.9 million of property and goodwill write-downs.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

Year ended December 31	2009	2008	2007
Cash from operating activities	72.1	194.9	98.7
Change in non-cash working capital	(11.8)	(15.3)	1.8
Funds flow from operations	60.3	179.6	100.5
Funds flow from operations ($/Boe)	13.53	35.64	16.52

▪

Funds flow from operations in 2009 decreased by $119.3 million from the prior year due primarily to the impact of lower realized commodity prices and lower production, partially offset by lower royalties, operating costs and general and administrative expenses.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Principal Properties

Netback and Segment Earnings (Loss)

Year ended December 31	2009		2008
		($/boe)		($/boe)
Petroleum and natural gas sales	161.7	36.29	318.1	63.14
Royalties	(20.7)	(4.64)	(47.8)	(9.49)
Operating expense and production tax	(56.7)	(12.72)	(72.1)	(14.31)
Transportation	(13.8)	(3.11)	(15.7)	(3.12)
Netback	70.5	15.82	182.5	36.22
Settlements of financial commodity contracts	12.9	2.89	17.4	3.45
Netback including settlements of financial commodity contracts	83.4	18.71	199.9	39.67
Other Principal Property items (see below)	(190.3)		(166.3)
Segment earnings (loss)	(106.9)		33.6

Petroleum and Natural Gas Sales

Year ended December 31	2009	2008	% Change
Natural gas sales	83.9	193.0	(57)
Oil and NGLs sales	77.8	125.1	(38)
Total	161.7	318.1	(49)

Petroleum and natural gas sales in 2009 were $161.7 million, down 49 percent from 2008 due to the impact of lower prices and sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue are as follows:

	Natural gas	Oil and NGLs	Total
Year ended December 31, 2008	193.0	125.1	318.1
Effect of changes in prices	(79.4)	(46.6)	(126.0)
Effect of changes in sales volumes	(29.7)	(0.7)	(30.4)
Year ended December 31, 2009	83.9	77.8	161.7

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Sales Volumes

Year ended December 31	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.9	470	3,615	18.2	576	3,606	0.7	(106)	9
Grande Prairie	7.5	960	2,204	9.7	628	2,241	(2.2)	332	(37)
Northern	14.7	548	3,006	18.2	768	3,796	(3.5)	(220)	(790)
Southern	10.7	1,602	3,380	14.1	1,619	3,969	(3.4)	(17)	(589)
Other	–	–	2	0.8	3	152	(0.8)	(3)	(150)
Total	51.8	3,580	12,207	61.0	3,594	13,764	(9.2)	(14)	(1,557)

Natural gas sales volumes decreased to 51.8 MMcf/d in 2009 compared to 61.0 MMcf/d in 2008. The decrease was primarily a result of production declines, shut-ins at Haro due to low prices in the Northern COU and the impacts of various 2008 property sales and payouts, partially offset by new production from the 2008/2009 capital program in the Kaybob, Grande Prairie and Northern COUs.

Crude oil and NGLs sales volumes decreased to 3,580 Bbl/d in 2009 compared to 3,594 Bbl/d in 2008, primarily as a result of declines at Cameron Hills in the Northern COU, partially offset by increases attributable to waterflood at Crooked Creek in the Grande Prairie COU.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Average Realized Prices

Year ended December 31	2009	2008	% Change
Natural gas ($/Mcf)	4.44	8.64	(49)
Oil and NGLs ($/Bbl)	59.50	95.12	(37)
Total ($/Boe)	36.29	63.14	(43)

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

Year ended December 31	2009	2008	% Change
Natural Gas
AECO (Cdn$/GJ)	3.93	7.71	(49)
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	4.00	9.04	(56)
Crude Oil
Edmonton par (Cdn$/Bbl)	65.70	102.87	(36)
West Texas Intermediate (US$/Bbl)	61.68	99.65	(38)
Foreign Exchange
Cdn$/US$	1.14	1.07	7

Paramount’s average realized natural gas price for 2009, before financial commodity contract impacts, was $4.44/Mcf compared to $8.64/Mcf in 2008. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets and is sold in a combination of daily and monthly contracts.

The average realized oil and NGLs price for 2009, before financial commodity contracts impacts, decreased to $59.50/Bbl compared to $95.12/Bbl in 2008. Paramount's Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. The Company’s United States oil and NGLs sales portfolio is sold at the well head with differentials negotiated relative to West Texas Intermediate crude oil prices.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts were as follows:

Year ended December 31	2009	2008
Received on settlement
Gas contracts	12.9	2.9
Crude oil contracts	–	14.5
Total	12.9	17.4

At December 31, 2009, Paramount’s outstanding natural gas contracts are summarized as follows:

Instruments	Total Notional	Average Price	Fair Value	Remaining Term
Gas – AECO swaps	30,000 GJ/d	Fixed - CAD$5.53/GJ	2.2	January 2010 – October 2010

Paramount has a long-term physical contract expiring in January of 2011, to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor. At December 31, 2009 the fair value of the contract was a loss of $4.1 million.

Royalties

Year ended December 31	2009	2008	% Change
Natural gas	3.7	27.7	(87)
Oil and NGLs	17.0	20.1	(15)
Total	20.7	47.8	(57)
Royalty rate (%)	12.8%	15.0%

Natural gas royalties declined by 87 percent in 2009 compared to the prior year and include the impacts of lower natural gas revenue and lower royalty rates as a result of the New Alberta Royalty Framework. Oil and NGLs royalties decreased 15 percent compared to the prior year due primarily to lower prices.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Operating Expense and Production Tax

Year ended December 31	2009	2008	% Change
Operating expense	54.5	68.9	(21)
Production tax	2.2	3.2	(31)
Total	56.7	72.1	(21)

Operating expenses decreased by $14.4 million compared to 2008, primarily due to lower turnaround, facility decommissioning and other operating costs in the Northern COU and lower operating costs in the other COUs due to lower production volumes and lower oilfield service costs. Operating expenses and production tax per Boe were 11 percent lower in 2009 than 2008. Current year production tax in the United States decreased by 31 percent due to lower prices and refunds related to low productivity wells.

Transportation Expense

Year ended December 31	2009	2008	% Change
Transportation expense	13.8	15.7	(12)

Transportation expense decreased to $13.8 million in 2009 compared to $15.7 million in 2008, primarily as a result of lower production volumes. Transportation costs include the expenses of shipping natural gas to sales points in California and the United States East coast.

Other Principal Property Items

Year ended December 31	2009	2008
Depletion, depreciation and accretion	140.4	117.3
Exploration	5.0	7.2
Dry hole expenses	24.3	11.4
Gain on sale of property, plant and equipment	(0.5)	(9.1)
Commodity contracts – net of settlements	7.6	(16.7)
Write-down of petroleum and natural gas assets and goodwill	14.9	50.7
Other	(1.4)	5.5
Total	190.3	166.3

Depletion, depreciation, and accretion increased to $140.4 million or $31.51 per Boe in 2009 compared to $117.3 million or $23.28 per Boe in 2008. The increase was primarily due to high finding and developing costs in recent years.

At December 31, 2009, Paramount recorded $24.3 million of dry hole expenses related to suspended exploratory well costs. The charge was primarily related to exploratory wells in the Kaybob and Northern COUs that were suspended for more than one year, where it was determined that sufficient progress was no longer being made in assessing reserves. The 2008 dry hole expense related primarily to unsuccessful wells in the Northern and Grande Prairie COUs.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

The Company recorded a $14.9 million (2008 - $40.4 million) impairment charge on petroleum and natural gas properties primarily in the Southern and Grande Prairie COUs. The write-down was the result of exploration and development capital costs exceeding the net present value of the reserves discovered.

In 2008, the Company recorded a $10.3 million impairment charge of goodwill due to an excess of carrying value over the fair value of its reporting units.

Strategic Investments

Year ended December 31	2009	2008
Loss from investments	(7.3)	(93.4)
Drilling operations, net	(3.7)	–
Stock-based compensation	(4.6)	0.3
Other expenses	(2.4)	(3.3)
Segment Earnings (Loss)	(18.0)	(96.4)

Strategic Investments at December 31, 2009 include the following:

•

investments in Trilogy, MEG Energy Corp. (“MEG Energy”), MGM Energy, NuLoch Resources Inc. (“Nuloch”), Paxton Corporation and Redcliffe Exploration Inc. (“Redcliffe”);

•

oil sands resources at Hoole, situated within the western portion of the Athabasca Oil Sands region, and carbonate bitumen holdings in Northeast Alberta;

•

shale gas holdings in the Horn River and Liard Basins; and

•

three drilling rigs operated by Paramount’s wholly-owned subsidiaries: Fox Drilling in Canada and Paramount Drilling in the United States.

The loss from investments in 2009 includes $17.4 million of equity losses, a net dilution gain of $6.9 million, and a gain of $3.2 million on the disposition of the Company’s 6.1 million Class A common shares of NuLoch in September for proceeds of $4.6 million.  The prior year loss from investments includes a $41.8 million write-down of MGM Energy and a $50.0 million write-down of MEG Energy.

During 2009, Paramount participated in Trilogy’s distribution reinvestment plan, acquiring an additional 1.7 million units. In October 2009, Trilogy issued 10 million trust units and Paramount recognized a dilution gain of $8.5 million. At December 31, 2009 Paramount’s equity interest in Trilogy was 21.7 percent compared to 23.3 percent at December 31, 2008.

On February 5, 2010, Trilogy converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy Energy Corp. exercises its right to convert the non-voting shares to common shares. Following the conversion, Paramount owned approximately 21 percent of Trilogy Energy Corp.’s equity and approximately 15 percent of the voting shares.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

During the year, the Company purchased 19.6 million Class A shares and 57,444 Class B shares of Redcliffe for $5.0 million. As of December 31, 2009, Paramount owned 16.6 percent of Redcliffe’s outstanding Class A shares and 3.8 percent of Redcliffe’s outstanding class B shares.

In October 2009, Paramount acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

Paramount owns three drilling rigs: one is located in the United States, one was moved to Canada in the year, and a third newly constructed rig was also moved to Canada. The rigs in Canada participated in the Company’s 2009/2010 winter drilling program in the Grande Prairie and Kaybob COUs. The third drilling rig remains in North Dakota.

Corporate

Year ended December 31	2009	2008
General and administrative	14.7	22.6
Stock-based compensation	12.9	4.3
Depletion and depreciation	1.0	1.7
Interest and financing charges	10.7	9.9
Foreign exchange (gain) loss	(11.5)	3.3
Other (income) expense	(0.2)	(2.7)
Corporate costs	27.6	39.1

Corporate segment net costs were $27.6 million in 2009, compared to $39.1 million in the prior year. The Company’s continued focus on cost control in 2009 resulted in a decrease in general and administrative costs of $7.9 million, including a $5.1 million reduction in personnel costs. The foreign exchange gain in 2009 was primarily the result of an unrealized gain of $16.1 million on the outstanding US Senior Notes.

Capital Expenditures

Year ended December 31	2009	2008
Geological and geophysical	5.2	7.1
Drilling and completions	65.1	137.1
Production equipment and facilities	23.1	26.6
Exploration and development expenditures	93.4	170.8
Land and property acquisitions	6.4	17.6
Proceeds on dispositions and other	(0.8)	(21.2)
Principal Properties	99.0	167.2
Strategic Investments	17.6	14.8
Corporate	0.1	1.0
Net capital expenditures	116.7	183.0

Exploration and development expenditures for the year ended December 31, 2009 were $93.4 million compared to $170.8 million in 2008. Current year expenditures were reduced by $3.8 million as a result of the Alberta Drilling Royalty Credit program.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Exploration and development expenditures in 2009 were focused on the Karr-Gold Creek deep gas project and facility expansion in the Grande Prairie COU and drilling Deep Basin wells in the Smoky, Musreau and Resthaven areas in the Kaybob COU. Paramount’s 2009 exploration and development budget was $90 million. The 17 well shallow gas drilling program originally planned at Chain in the Southern COU was delayed until 2010 due to low natural gas prices, and instead, development of the Karr-Gold Creek deep gas project was accelerated.

Strategic Investments capital expenditures in 2009 included $7.2 million for land, $8.0 million for construction and commissioning of the third drilling rig and $2.0 million to drill seven oil sands evaluation wells at Hoole.

Wells drilled are as follows:

(wells drilled)	2009		2008
	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	22	13	43	20
Oil	2	1	25	16
Oil sands evaluation	7	7	–	–
Dry and abandoned	–	–	3	2
Total	31	21	71	38

 (1) Gross is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and acquiring or disposing of assets.

	2009	2008	Change
Working capital(1)	(43.5)	(12.9)	(30.6)
US Senior Notes (excluding unamortized financing fees)	94.4	110.4	(16.0)
Net debt	50.9	97.5	(46.6)
Share capital	393.1	302.7	90.4
Contributed surplus	2.9	2.4	0.5
Retained earnings	373.7	473.4	(99.7)
Accumulated other comprehensive income	3.2	–	3.2
Total Capital	823.8	876.0	(52.2)

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Working Capital

Paramount’s working capital surplus at December 31, 2009 was $43.5 million compared to a surplus of $12.9 million at December 31, 2008. The increase in working capital is primarily due to the fourth quarter share issuances and funds flow from operations, partially offset by capital spending.

During the year, the Company refinanced its drilling rigs with a $30.4 million drilling rig loan from a Canadian bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected by the Company, plus an applicable margin. Recourse and security for the drilling rig loan is limited to Paramount’s three drilling rigs and drilling contracts guaranteed by Paramount. Proceeds from the drilling rig loan were used to pay down the credit facility balance. A $1.0 million principal payment was made in December 2009.

Paramount expects to finance its 2010 operations, contractual obligations, and capital expenditures from existing cash and cash equivalents, from funds flow from operations, and from available borrowing capacity, if required.

Bank Credit Facility

Paramount’s credit facility has a borrowing base and lender commitment of $125 million and is available on a revolving basis to April 30, 2010. The Company has requested an extension to the revolving term of its credit facility to April 29, 2011 and expects to finalize details of the extension before April 30, 2010. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. As of December 31, 2009, no balance was drawn on the credit facility. Paramount had undrawn letters of credit outstanding at  December 31, 2009 of $16.2 million that reduce the amount available to the Company under the credit facility.

The maximum that Paramount may borrow under the credit facility is subject to semi-annual review, and is dependent upon Paramount’s reserves and lenders’ projections of future commodity prices, among other factors.

US Senior Notes

At December 31, 2009 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($94.4 million).

In 2007 and 2008, Paramount made open market repurchases of US$123.4 million principal amount of US Senior Notes, reducing the outstanding balance to US$90.2 million from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes were partially hedged economically with a foreign exchange collar in 2008. In January 2009, Paramount received $12.2 million (2008 – paid $15.8 million) on settlement of the contract.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Share Capital

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. During 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. Including NCIB purchases in 2008, a total of 1,623,900 Common Shares were purchased by Paramount under the NCIB for a total cost of $11.4 million.

In October 2009, Paramount issued 1,000,000 Canadian Development Expense flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer.

In November 2009, Paramount issued 500,000 Canadian Exploration Expense flow-through Common Shares for gross proceeds of $9.4 million through a private placement and 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering. A portion of the net proceeds were used to repay outstanding indebtedness under the Company’s credit facility.

At March 2, 2010, Paramount had 72,470,024 Common Shares and 4,303,700 Stock Options outstanding (974,534 exercisable).

Quarterly Information

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Petroleum and natural gas sales	45.0	36.3	40.2	40.2	54.7	83.5	102.9	77.0

Funds flow from operations	18.8	10.2	13.7	17.6	68.2	40.9	46.3	24.2
per share - diluted ($/share)	0.27	0.15	0.21	0.27	1.01	0.60	0.68	0.36

Net earnings (loss)	(46.4)	(25.2)	(2.6)	(23.7)	(150.5)	103.9	(31.9)	(38.0)
per share - basic & diluted ($/share)	(0.67)	(0.38)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)

Sales volumes
Natural gas (MMcf/d)	47.0	49.9	59.1	51.1	53.4	57.3	67.7	65.8
Oil and NGLs (Bbl/d)	3,673	3,733	3,512	3,398	3,298	3,657	3,611	3,811
Total (Boe/d)	11,514	12,046	13,362	11,912	12,202	13,206	14,895	14,775

Average realized price
Natural gas ($/Mcf)	4.85	3.24	4.03	5.73	7.43	8.65	10.54	7.68
Oil and NGLs ($/Bbl)	71.00	62.33	57.83	45.38	60.04	112.64	115.55	89.44

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

•

Fourth quarter 2009 earnings includes $24.3 million of dry hole expenses related to suspended exploratory well costs and a $14.9 million write-down of petroleum and natural gas properties.

•

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

•

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

•

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

•

Fourth quarter 2008 earnings include a $50.7 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

•

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

•

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

•

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth Quarter Review

Netback

Three months ended December 31	2009	2008
Revenue	45.0	54.7
Royalties	(7.4)	(7.0)
Operating expense and production tax	(12.5)	(18.5)
Transportation expense	(3.4)	(4.0)
Netback	21.7	25.2
Settlements of financial commodity contracts	1.7	42.4
Netback including settlements of financial commodity contracts	23.4	67.6
Netback including settlements of financial commodity contracts ($/Boe)	22.13	60.22

Funds Flow from Operations

Three months ended December 31	2009	2008
Cash flow from operating activities	21.3	71.6
Change in non-cash working capital	(2.5)	(3.4)
Funds flow from operations	18.8	68.2
Funds flow from operations ($/Boe)	17.75	60.73

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Paramount’s fourth quarter sales volumes of 11,514 Boe/d consisted of 47.0 MMcf/d (2008 – 53.4 MMcf/d) of natural gas and 3,673 Bbl/d (2008 – 3,298 Bbl/d) of oil and NGLs, generating revenue of $45.0 million, a decrease of $9.7 million from the prior year comparable quarter due to lower natural gas prices and production volumes, partially offset by higher oil and NGL prices and production.

Fourth quarter royalties increased to $7.4 million in 2009 compared to $7.0 million in 2008, primarily as a result of higher oil royalties in the Grande Prairie and Southern COUs, partially offset by lower natural gas royalties due to lower natural gas revenue. The decrease in operating expenses in the fourth quarter of 2009 compared to the prior year is primarily related to higher prior year workover and equalization costs in the Grande Prairie COU, higher prior year equalization costs in the Northern COU and includes the impacts of lower oilfield service costs in 2009.

Funds flow from operations in the fourth quarter of 2009 decreased by $49.4 million to $18.8 million compared to $68.2 million in 2008, primarily due to a $40.7 million decrease in receipts from settlements of financial commodity contracts and a $9.7 million decrease in revenue.

Fourth quarter exploration and development expenditures of $21.5 million were primarily related to the Grande Prairie COU’s Karr-Gold Creek deep gas program and drilling horizontal wells in the Kaybob COU.

Subsequent Event

In January 2010 Paramount closed an acquisition of oil and gas properties and facilities in the Karr-Gold Creek area of Grande Prairie for $8.1 million.

Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly.  In addition, as a result of the respective spinouts, certain employees of Trilogy hold Paramount Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2009		2008
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	0.5	0.1	0.3	0.2
Stock-based compensation	0.1	–	0.6	–
	0.6	0.1	0.9	0.2

Paramount also has transactions with Trilogy and Paramount Energy Operating Corp. (“PEOC”) in the normal course of business, including joint venture operations.  PEOC is a wholly-owned subsidiary of Paramount Energy Trust, and related by common significant influence.  These transactions are recorded at their exchange amounts.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million.  For the year ended December 31, 2008, US$6.5 million had been paid to the supplier. At December 31, 2009, the supplier was paid in full. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

Significant Equity Investee

The following table summarizes the assets, liabilities and results of operations of Trilogy Energy Trust. The amounts summarized have been derived directly from Trilogy’s financial statements as at and for the years ended December 31, 2009 and 2008, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy.

	Trilogy
As at December 31	2009	2008
Current assets	54.1	78.2
Long term assets	839.1	879.4
Current liabilities	63.8	70.7
Long term liabilities	394.8	470.8
Equity	434.6	416.1

Year ended December 31	2009	2008
Revenue	220.8	425.8
Expenses	260.1	294.1
Tax expense (recovery)	(5.9)	8.3
Net earnings (loss)	(33.4)	123.4
Units outstanding at December 31 (thousands)	110,490	95,997
Paramount’s equity interest in Trilogy at December 31(1)	21.7%	23.3%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to Trilogy’s assets or revenue, nor does Paramount have any direct or indirect obligation in respect of or liability for Trilogy’s expenses or obligations.

Trilogy had 4.6 million trust unit options outstanding (1.1 million exercisable) at December 31, 2009 at exercise prices ranging from $4.85 to $12.88 per unit.

Outlook

Paramount's 2010 exploration and development budget is $130 million, excluding land purchases. The 2010 budget will focus on drilling and facility construction at Karr-Gold Creek in the Grande Prairie COU and Deep Basin opportunities in the Kaybob COU. In addition to the exploration and development budget, the Company has planned a $10 million oil sands drilling and evaluation program in the Hoole area. The Company has flexibility within its current capital plan to increase or decrease spending, depending upon future economic conditions, among other factors. Based on current production levels, market conditions, and the current exploration and development budget, 2010 annual average production is expected to be approximately 13,000 Boe/d.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Contractual Obligations

Paramount had the following contractual obligations at December 31, 2009:

	2010	2011-2012	2013-2014	After 2014	Total
US Senior Notes, including interest	8.1	16.1	98.7	–	122.9
Drilling rig loan, including interest	3.6	11.4	18.8	–	33.8
Pipeline transportation commitments (1)	13.2	21.3	10.3	38.3	83.1
Operating leases	5.8	2.4	–	–	8.2
Total	30.7	51.2	127.8	38.3	248.0

(1)

Certain of the pipeline transportation commitments are secured by $3.6 million of outstanding letters of credit million at December 31, 2009.

Flow-Through Shares

In the fourth quarter of 2009, the Company committed to renounce $9.4 million of Canadian exploration expenses and $16.9 million of Canadian development expenses pursuant to flow-through share issuances. The Company has until December 31, 2010 to incur these expenditures.

Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities. All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Property Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations.  The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of reserves. If economically recoverable reserves are not found, such costs are charged to earnings.

Effective October 1, 2009, for purposes of calculating depletion, the Company adopted the Financial Accounting Standards Board update for Oil and Gas Reserve Estimation and Disclosures applicable to Accounting Standards Codification Topic 932 (“ASC 932”). The ASC 932 update changes the pricing methodology for proved reserves from period end pricing to an average of first day of month pricing for 12 months, consistent with the modernized US Securities and Exchange Commission reserves definition.  The effect of adopting ASC 932 for the year ended December 31, 2009 was to increase depletion expense by $7.2 million, decrease future income tax expense by $1.9 million, decrease net earnings by $5.3 million, and decrease basic and diluted earnings per share by $0.08.

Paramount recognizes royalty drilling credits as a reduction to property plant and equipment. The credits are recognized as they are earned, as determined by well depth, to the extent the Company anticipates being able to use the credits to reduce future royalties payable to the crown.

Reserve Estimates

Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of those preparing the estimate.

In 2009, all of Paramount’s reserves were evaluated by a qualified independent reserves evaluator.  Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the quantities of petroleum and natural gas that are ultimately recovered and amounts actually realized. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

Estimates of reserves impact: (i) the assessment of whether or not an exploratory well has found economic reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties, all of which could have a material impact on earnings.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Impairment of Petroleum and Natural Gas Properties

Proved properties are reviewed for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties, transportation and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.

If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized as long as sufficient progress is being made in assessing the reserves and the economic and operating viability of the well. The concept of “sufficient progress” is a judgmental area, where the accounting rules prohibit the continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the project’s development economically profitable. For certain exploratory projects, it is possible to have exploratory costs remain capitalized for several years while additional drilling is performed, or the Company seeks government, regulatory or partner approval of development plans.

Management reviews suspended well balances regularly and expenses the suspended well costs when the project does not warrant further development. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, and regulations.

Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made.  The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Estimates of asset retirement costs are subject to uncertainty associated with the method, timing and economic and regulatory environments.  Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.

Carrying Value of Investments

The carrying value of investments is assessed for impairment at least annually. The Company estimates fair value based on factors including the expected future cash flows from the investment and public trading prices of investees’ shares or units. If the carrying value of an investment exceeds its estimated fair value and the impairment is assessed to be other than temporary, an impairment loss is recognized and the carrying value is written down to the fair value estimate. The process of assessing investments for impairment requires the application of various assumptions and judgments, including assessing whether the fair value of investments will return to their carrying value in reasonable periods and estimating the duration the investment will be held.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Carrying Value of Goodwill

Goodwill is tested for impairment, at least annually, using the expected future cash flows of the respective reporting unit to determine its fair value. Impairment is assessed based on the difference between the fair value of each reporting unit and its carrying value, including goodwill.  Any excess of the carrying value of the reporting unit over the fair value is charged to earnings. The process of assessing goodwill for impairment requires estimates of fair values involving various assumptions and judgments.

Income Taxes

The Company follows the liability method of accounting for income taxes, whereby future income taxes are recognized based on the difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates.  Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments related to the application of tax law, estimate the timing of temporary difference reversals, and estimate the realization of tax assets. These interpretations and judgments and changes related to them impact the current and future tax provisions, future income tax assets and liabilities and net earnings.

Changes in Accounting Policies

Effective December 31, 2009, the Company adopted amendments to CICA section 3862 – “Financial Instruments – Disclosures”. The amendments include a three level fair value disclosure hierarchy related to financial instruments and improved liquidity risk disclosures associated with financial instruments.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. The Company commenced the IFRS transition process in 2008, including:

Project Management

A steering committee has been established to monitor the transition and a project team has been assembled to research, analyze and implement the transition to IFRS. Paramount’s steering committee consists of senior members of management whose responsibilities include the approval of policy recommendations where alternatives are permitted. The project team is continuing to analyse policy changes and disclosure requirements and is actively participating in IFRS peer working groups and attending training courses.

Diagnostic

A diagnostic that identified key differences between existing Canadian GAAP and IFRS, as they relate to the Company, was completed in 2008.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Research and Policy Design

The project team has prepared Company specific draft accounting position papers based on the research conducted, and is engaged in on-going discussions with the Company’s auditors.

Through the diagnostic, the Company identified property plant and equipment as one key difference, among others. Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. The project team has completed the preliminary determination of its cash generating units, which will impact impairment. Prior year’s impairments and depreciation may be required to be calculated on a retroactive basis and be reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for cash-settled stock-based compensation liabilities, translating the monetary balances of foreign subsidiaries denominated in foreign currencies and accounting for available-for-sale investments in private companies carried at cost.

Implementation

This phase includes employee and stakeholder training, approval and implementation of accounting policy changes, implementation of new and changed processes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase will be the focus for 2010 and will include the following key activities:

•

Testing and implementation of IFRS information system modifications. The modifications have been tested in a test environment and will be incorporated into systems in the second quarter of 2010, enabling the Company to generate IFRS balances in parallel with Canadian GAAP balances.

•

The determination of Paramount’s IFRS policy choices and IFRS 1 elections will be substantially completed in the second half of 2010.

•

Preparing the opening balance sheet and the reconciliation from Canadian GAAP to IFRS. Quantification of IFRS impacts on the opening IFRS balance sheet will be completed in the latter half of 2010.

•

Drafting IFRS financial statement disclosures. A preliminary draft of Paramount’s IFRS disclosure will be completed in the second half of 2010.

•

As the IFRS accounting policies and processes are determined, corresponding changes to internal controls over financial reporting and disclosure controls procedures will be made to ensure controls remain effective.

Business Activities

Paramount is a reserves-based borrower and changes to the carrying value of its assets are not expected to have a significant impact on the Company’s debt structure or agreements.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Disclosure Controls and Procedures

As of the year ended December 31, 2009, an evaluation of the effectiveness of Paramount’s disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators, was performed by the Company’s management with the participation of the chief executive officer and chief financial officer. Based upon that evaluation, the Company’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities law and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s chief executive officer and chief financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

Changes in Internal Controls Over Financial Reporting

During the fiscal year and quarter ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪

expected production volumes;

▪

planned exploration and development budget;

▪

budget allocations and capital spending flexibility;

▪

planned per well cost reduction and improved reserve recovery in the Kaybob COU;

▪

the outcome of the Crown royalty and income tax audits and assessments;

▪

expected future plans relating to the North Dakota properties;

▪

expected drilling programs, well tie-ins, facility expansions and the timing thereof;

▪

planned timing of the application for regulatory approval of the Hoole pilot project;

▪

capital structure and the flexibility to change future business plans; and

▪

the expected extension of the revolving term of the credit facility.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information. The material risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves and resource estimates;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts" and "Net Debt", collectively the "Non-GAAP measures", are used do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount Resources Ltd. │2009 Management’s Discussion and Analysis